DLA Piper llp (us) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.335.4501

July 16, 2013	OUR FILE NO. 378173-000005

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83	CONFIDENTIAL SUBMISSION Pursuant to Title I Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attention: Barbara C. Jacobs

Re:	Globant S.A. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted May 14, 2013 CIK No. 0001557860

Dear Ms. Jacobs:

This letter is submitted on behalf of Globant S.A. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Draft Registration Statement on Form F-1 confidentially submitted on May 14, 2013 (the “Registration Statement”), as set forth in your letter dated June 4, 2013 addressed to Martin Migoya, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments. In accordance with the Staff’s guidance announced on October 11, 2012, the Company is confidentially submitting Amendment No. 3 and this response letter via the EDGAR system.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

In addition to responding to the Comment Letter, the Company respectfully brings to the Staff’s attention that it has added Loyal3 Securities, Inc. as a member of the underwriting syndicate and included disclosure regarding the Loyal3 platform in the Prospectus Summary and Underwriting sections of Amendment No. 3, at pages 8 and 145, respectively.

The Company intends to include its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2013 in a subsequent amendment.

United States Securities and Exchange Commission
July 16, 2013

Summary
Our Company, page 1
1.	Regarding your revision in response to prior comment 2 in our letter dated February 1, 2013, please clarify what you mean by and tell us why it is necessary to qualify your growth as “mostly organic” in the last paragraph on page 1. In addition, since in the immediately following sentence you provide the net loss information for 2011, you should provide revenues for that year as well.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1-2, 52 and 80 of Amendment No. 3 to clarify that during the indicated period, the majority of the Company’s growth resulted from its operations, with only a minor portion comprised of strategic acquisitions. In addition, the Company has revised its disclosure on those pages to include revenues for 2011.

Capitalization, page 46
2.	Please revise the heading in the second column from “As Adjusted” to “Pro Forma.” Similarly, revise the caption in the second bullet point.

RESPONSE: In response to the Staff’s comment, the Company respectfully notes that it intends to use the net proceeds of the offering to repay outstanding indebtedness and for the other purposes described in Use of Proceeds on page 45 of Amendment No. 3 — none of which involves the concurrent consummation of other transactions by the Company that would require pro forma disclosure under Article 11 of Regulation S-X. Since there are no such transactions to be given pro forma effect, the Company believes that use of “Pro Forma” in the caption for the second column on page 46 of Amendment No. 3 might be confusing for investors. Accordingly, the Company believes that use of “As Adjusted” as the caption for the second column is more appropriate than “Pro Forma”.

Results of Operations
2012 Compared to 2011
Income Tax Gain (Expense), page 61
3.	Your current disclosure appears to discuss your effective tax rate adjusting for stock-based compensation. Please revise your disclosure to discuss income tax expense on an actual historical basis, discussing the significant reconciling items between the statutory tax rate and your effective tax rate.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 61 of Amendment No. 3.

4.	We note your disclosure that your Uruguayan subsidiary enjoys an exemption from income tax, which provided a lower weight to your effective tax rate. Please reconcile this statement to your disclosure on page F-19, that, “there was no income tax relief from [y]our Uruguayan subsidiary in the fiscal years presented since the company had accumulated tax losses.” Similar discussion is noted in footnote 1 on page F-29.

United States Securities and Exchange Commission
July 16, 2013

RESPONSE: In response to the Staff’s comment, the Company respectfully submits that in its disclosure on page F-19, the Company is highlighting two points. The first point is that the Company’s Uruguayan subsidiary is domiciled in a tax free zone entitling it to 100% relief from income tax and an exemption from VAT. The second point is that the Company did not make use of the tax benefit available through the Uruguayan subsidiary during any of the fiscal years presented due to the fact that the Company had accumulated tax losses. The Company’s prior disclosure in Amendment No. 2 was intended as a reference to the first point mentioned above. In response to Comment 3 above, the Company has revised its disclosure on page 61 of Amendment No. 3, and no discussion as to the effects derived from the tax relief of its Uruguayan subsidiary is now included in the Registration Statement.

Principal and Selling Shareholders, page 118
5.	Please revise the beneficial ownership definition in the paragraph above the table on page 118 to include the power to receive the economic benefit of the ownership of securities. Refer to the definition of beneficial ownership under General Instruction “F” of Form 20-F.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 118 of Amendment No. 3.

Notes to the Consolidated Financial Statements
Note 22 — Employee Benefits
22.3 — Fair value of stock options granted, page F-41
6.	We note your stock distribution as noted on page F-10 is reflected in this latest amendment. However, we note that the stock price in your assumptions did not change from your prior amendment. Please advise or revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company respectfully informs the Staff that the price included in Note 22.3 on page F-41 to the consolidated financial statements for the three years ended December 31, 2012 reflects the stock price at the grant date (June 30, 2012), which date is prior to the reorganization process mentioned in Note 1.1 on page F-10. After giving effect to the stock issue through such reorganization process, the stock price amounted to $0.53, calculated by dividing the amount included in Note 22.3 of $14.12 by 26.60431, as detailed in Note 1.1 (the “Post-Reorganization Stock Price”).

The Company used the Post-Reorganization Stock Price for the calculation of the fair value amounts of its stock options recorded in its consolidated financial statements, but did not update the assumed stock price on page F-41 due to a clerical error. This error has been analyzed by the Company in accordance with the guidance established in IAS 8, which states that “[m]aterial omissions or misstatements of items are material if they could, by their size or nature, individually or collectively, influence the economic decisions of users taken on the basis of the financial statements.” This clerical error has no effect on the figures recorded in the Company’s consolidated financial statements or on the figures disclosed in Note 22.3. It does not affect the Company’s compliance with regulatory requirements or increase management’s compensation under the Company’s share-based compensation plan. Finally, the error does not affect the Company’s results of operations, net income or any other trends related to such results.

Therefore, in light of IAS 8 and the analysis above, the Company has concluded that the error is immaterial and there is no need to revise the error.

United States Securities and Exchange Commission
July 16, 2013

Exhibit Index, page II-5
Exhibit 10.4
7.	It appears that you did not include the exhibits and schedules of the Stock Purchase and Subscription Agreement. Please ensure that you include a complete copy of this agreement once you publicly file your F-1.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it will be seeking confidential treatment for certain sensitive information contained in the schedules to Exhibit 10.4. Once the Staff has made a determination regarding the Company’s request for confidential treatment, the Company will include a complete copy of Exhibit 10.4 when it publicly files the Registration Statement.

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[Signature page immediately follows]

United States Securities and Exchange Commission
July 16, 2013

If you should have any questions concerning the foregoing matters or the enclosed documents, please contact the undersigned at (212) 335-4970.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher C. Paci
Christopher C. Paci
Partner

Enclosures

cc:	Martin Migoya Alejandro Scannapieco S. Todd Crider John Haley